

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2014

Via E-mail
Carolyn J. Logan
President and Chief Executive Officer
Salix Pharmaceuticals, Ltd.
8510 Colonnade Center Drive
Raleigh, NC 27615

Re: Salix Pharmaceuticals, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for the Period Ended June 30, 2014
Filed August 8, 2014
File No. 000-23265

Dear Ms. Logan:

We have reviewed your November 4, 2014 response to our October 24, 2014 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the Period Ended June 30, 2014
Notes to Consolidated Financial Statements
2. Business Combinations
IPR&D and Intangible Assets, page 6

1. Please refer to prior comment two. Given the significance of the currently marketed products acquired in conjunction with the Santarus acquisition and that your estimate of the useful life of Uceris extends well beyond the current exclusivity period, please provide us proposed disclosure to be included within "intangible assets and goodwill" section of your critical accounting estimates in future filings that discloses the following:
   - The carrying amount of the Uceris product right and estimated useful life.
   - The estimated useful life that extends beyond the current exclusivity period and your rational for concluding that the useful life is appropriate, particularly why you believe

you will secure the pending patents and that generics will have difficulty entering this market.

In addition, please explain to us how you calculated a 15.4 year weighted average life when your disclosure on page 8 of $42.7 million of amortization expense for the quarter appears to equate to a useful life of 9.1 years.

You may contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant